UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Gabelli Asset Management Inc.

(Name of Issuer)

Class A Common Stock, $.001 par value

(Title of Class of Securities)

36239Y102

(CUSIP Number)

Laurie Smiley, Esq.
Matthew S. Topham, Esq.	Irene Song, Esq.
Preston Gates & Ellis LLP	Cascade Investment, L.L.C.
925 Fourth Avenue, Suite 2900	2365 Carillon Point
Seattle, Washington 98104	Kirkland, WA 98033
(206) 623-7580	(425) 889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36239Y102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 961,538*

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 961,538*

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 961,538*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.4%

14.	Type of Reporting Person (See Instructions) OO

*All Common Stock held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  Michael Larson, the business manager of Cascade, has voting and investment power with respect to the Common Stock held by Cascade.  Mr. Larson disclaims any beneficial ownership of the Common Stock beneficially owned by Cascade and Mr. Gates.

CUSIP No. 36239Y102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 961,538

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 961,538

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 961,538

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.4%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the Class A Common Stock, $.001 par value (the “Common Stock”), of Gabelli Asset Management Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at One Corporate Center, Rye, New York 10580.

Item 2.	Identity and Background

(a)           This Statement is being filed jointly by Cascade Investment, L.L.C. (“Cascade”) and William H. Gates III (“Gates”).  The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons.”

(b)-(c)     Cascade is a limited liability company organized under the laws of the State of Washington. Cascade is a private investment entity that seeks appreciation of its assets for the benefit of its owner.  The address of Cascade’s principal place of business and principal office is 2365 Carillon Point, Kirkland, Washington 98033.

William H. Gates III, a natural person, is the Chairman of the Board of Microsoft Corporation.  Mr. Gates is the sole member of Cascade.  The address of his principal office and principal place of business is One Microsoft Way, Redmond, Washington 98052.

The executive officers and persons controlling Cascade are set forth on Exhibit A, which is attached hereto and incorporated herein by reference.  Exhibit A sets forth the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

(d)-(e)     During the last five years, neither the Reporting Persons nor any person named in Exhibit A has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)            Mr. Gates is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On August 14, 2001, Cascade purchased from the Issuer a promissory note, as amended (the “Note”) in the principal amount of $100,000,000.  On April 1, 2005, the Issuer repurchased $50,000,000 of the principal of the Note.  The $50,000,000 principal of the Note still outstanding is convertible into 961,538 shares of the Common Stock as of the filing date of this Schedule 13D.  The source of Cascade’s payment of the purchase price was its working capital.  Cascade did not use any borrowed funds to purchase the Note.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Note for investment purposes only.  The Reporting Persons will continue to evaluate their ownership and voting position in the Issuer and may consider the following future courses of action, among others:  (i) converting the Note into shares of Common Stock; (ii) continuing to hold the Note or Common Stock for investment; (iii) disposing of all or a portion of the Note or Common Stock in open market sales or in privately-negotiated transactions, as applicable; (iv) acquiring additional shares of Common Stock in the open market or in privately-negotiated transactions; or (v) entering into short sales or other hedging transactions with respect to the Common Stock.  The Reporting Persons have not as yet determined which, if any, of the courses of action specified in this paragraph they may ultimately take.  The Reporting Persons’ future actions with regard to this investment are dependent on their evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Issuer’s Common Stock, the Issuer’s prospects and Cascade’s portfolio.

Except as set forth above, neither of the Reporting Persons nor Cascade’s executive officer has any present intent or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

The Reporting Persons and Cascade’s executive officer reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.	Interest in Securities of the Issuer

(a)           See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons.

As of October 31, 2005, there were 6,487,517 shares of Common Stock issued and outstanding according to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, filed with the Securities and Exchange Commission on November 9, 2005 (SEC File No. 001-14761).

As of the filing date of this Schedule 13D, Cascade beneficially owns 961,538 shares of Common Stock issuable upon conversion of the Note, which represents approximately 11.4% of the shares of Common Stock currently issued and outstanding, including the shares of Common Stock issuable upon conversion of the Note.

All shares held by Cascade may be deemed to be beneficially owned by Gates as the sole member of Cascade.  Therefore, as of the filing date of this Schedule 13D, Gates may be deemed to beneficially own 961,538 shares of Common Stock, which represents approximately 11.4% of the shares of Common Stock currently issued and outstanding, including the shares of Common Stock issuable upon conversion of the Note.

(b)           See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

As of the filing date of this Schedule 13D, if Cascade converted the Note, Cascade would have sole power to vote or direct the vote and dispose or direct the disposition of 961,538 shares of Common Stock.

All shares beneficially owned by Cascade may be deemed to be beneficially owned by Gates as the sole member of Cascade.  Therefore, as of the filing date of this Schedule 13D, if Cascade converted the Note, Gates would have sole power to vote or direct the vote and dispose or direct the disposition of 961,538 shares of Common Stock.

(c)           Except as set forth in this Schedule 13D, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Exhibit A, (i) beneficially owns any shares of Common Stock, or (ii) have effected any transaction in Common Stock during the past 60 days.

(d)           Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings, or relationships (legal or otherwise) with respect to any securities of the Issuer.

Note Purchase Agreement.

Pursuant to the Note Purchase Agreement, dated as of August 10, 2001, as amended on July 1, 2003, August 4, 2004 and February 28, 2005 (the “Note Purchase Agreement”), by and among Cascade, the Issuer, Mario J. Gabelli (“Gabelli”), Gabelli Group Capital Partners, Inc. (“Gabelli Group”), Rye Holdings, Inc. (“Rye Holdings”), and Rye Capital Partners, Inc. (collectively with Gabelli, Gabelli Group and Rye Holdings, the “Gabelli Stockholders”), if any Gabelli Entity (as defined below) transfers, directly or indirectly, to any person, other than a Gabelli Entity, Common Stock representing 20% or more of the outstanding voting power, in one transaction or a series of related transactions, such Gabelli Entity must offer Cascade the opportunity to transfer up to (on a proportionate basis) all of its Common Stock on identical terms (the “Tag-along Right”).

A “Gabelli Entity” means Gabelli, the spouse or any child or grandchild of Gabelli, or any person in which Gabelli and/or one or more of such other individuals has a controlling interest or beneficially owns, directly or indirectly, (i) a majority of the number of outstanding shares of capital stock of such person and/or (ii) voting stock of such person which represents 50% or more of the total voting power of all the then outstanding shares of voting stock of such person, and shall also mean any testamentary, charitable or similar trust or foundation of which Gabelli and/or one or more of such other individuals is a grantor, beneficiary, trustee or person having similar management authority.

Convertible Promissory Note.

Pursuant to the Note, Cascade may convert the Note, in whole or in part, at any time prior to August 14, 2011 into shares of Common Stock at a conversion price of $52.00, subject to customary anti-dilution adjustments (the “Conversion Price”).  Beginning September 15, 2006, the Issuer may convert in any six month period certain portions of the unpaid principal amount of the Note (a “Forced Conversion”).  The portion of the principal amount of the Note subject to Forced Conversion, if any, is subject to (i) the trading price of the Common Stock reaching certain price thresholds (beginning at 125% of the Conversion Price) during periods of 20 consecutive trading days, (ii) the principal amount of the Note previously converted by Cascade and (iii) the principal amount of the Note previously subject to Forced Conversion by the Issuer.  In the event of a Forced Conversion, Cascade has the option to cause the Issuer to purchase up to 50% of the shares of Common Stock issued as a result of the Forced Conversion for a purchase price per share equal to the average closing trading price of the Common Stock during the five consecutive trading days following Cascade delivering the Issuer notice of its election to exercise such option.  Such notice must be delivered to the Issuer no later than 10 days after the date of the Forced Conversion.

Cascade has the right to put all or a portion of the Note to the Issuer on September 15, 2006 (the “Exercise Date”).  The put price is equal to 100% of the principal amount of the Note (or portion thereof), plus accrued and unpaid interest.  The put is fully secured by an irrevocable letter of credit of The Chase Manhattan Bank in favor of Cascade in the amount of $51,250,000.  The put may be exercised by notice not less than 30 days prior to the Exercise Date.

In addition, if at any time a change of control of the Issuer occurs (as described in the Note) or Gabelli ceases to provide the predominant executive leadership to the Issuer and its subsidiaries, taken as a whole, Cascade has the right to put all or a portion of the Note to the Issuer at a put price equal to 101% of the principal amount of the Note (or portion thereof), plus accrued and unpaid interest.  The put may be exercised by notice not less than 30 days after notice of the relevant put date.

Registration Rights Agreement.

Pursuant to the Registration Rights Agreement, dated August 14, 2001 (the “Registration Rights Agreement”), between the Issuer and Cascade, the Issuer granted Cascade certain piggyback and demand registration rights under the Securities Act of 1933, as amended, for all shares of Common Stock Cascade may acquire upon conversion of the Note.

The descriptions of the Note Purchase Agreement, Note and Registration Rights Agreement throughout this Schedule 13D are qualified by reference to such Note Purchase Agreement (including amendments), Note and Registration Rights Agreement, copies of which are filed as Exhibits B, C, D, E, F and G hereto and are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

A	List of each executive officer, director or person controlling Cascade Investment, L.L.C.

B

Note Purchase Agreement, dated as of August 10, 2001, by and among Cascade Investment, L.L.C., Gabelli Asset Management Inc., Mario J. Gabelli, Gabelli Group Capital Partners, Inc., Rye Holdings, Inc., and Rye Capital Partners, Inc. (incorporated herein by reference to Exhibit 99.2 of Cascade’s Schedule 13D, filed with the SEC on August 23, 2001)

C

Convertible Promissory Note dated August 14, 2001, issued by Gabelli Asset Management Inc. to Cascade Investment, L.L.C., as amended (incorporated herein by reference to Exhibit 99.4 to the Issuer’s Form 8-K, filed with the SEC on March 2, 2005)

D

Registration Rights Agreement dated August 14, 2001, between Gabelli Asset Management Inc. and Cascade Investment, L.L.C. (incorporated herein by reference to Exhibit 99.4 of Cascade’s Schedule 13D, filed with the SEC on August 23, 2001)

E

First Amendment, dated as of July 1, 2003, to the Note Purchase Agreement, by and among Cascade Investment, L.L.C., Gabelli Asset Management Inc., Mario J. Gabelli, Gabelli Group Capital Partners, Inc., Rye Holdings, Inc. and Rye Capital Partners, Inc. (incorporated herein by reference to Exhibit 4.1 to the Issuer’s Form 10-Q for the quarter ended June 30, 2003, filed with the SEC on August 14, 2003).

F

Second Amendment, dated as of August 4, 2004, to the Note Purchase Agreement, by and among Cascade Investment, L.L.C., Gabelli Asset Management Inc., Mario J. Gabelli, Gabelli Group Capital Partners, Inc., Rye Holdings, Inc. and Rye Capital Partners, Inc. (incorporated herein by reference to Exhibit 4.1 to the Issuer’s Form 10-Q for the quarter ended June 30, 2004, filed with the SEC on August 9, 2004).

G

Third Amendment, dated as of February 28, 2005, to the Note Purchase Agreement, by and among Cascade Investment, L.L.C., Gabelli Asset Management Inc., Mario J. Gabelli, Gabelli Group Capital Partners, Inc., Rye Holdings, Inc. and Rye Capital Partners, Inc. (incorporated herein by reference to Exhibit 99.2 to the Issuer’s Form 8-K, filed with the SEC on March 2, 2005).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006

CASCADE INVESTMENT, L.L.C.

	By:	/s/ Michael Larson
Name: Michael Larson
Title: Business Manager

WILLIAM H. GATES III

	By:	/s/ Michael Larson
Name: Michael Larson*
Title: Attorney-in-fact

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either of us will be filed, on behalf of each of us.

Dated: February 14, 2006

CASCADE INVESTMENT, L.L.C.

	By:	/s/ Michael Larson
Name: Michael Larson
Title: Business Manager

WILLIAM H. GATES III

	By:	/s/ Michael Larson
Name: Michael Larson*
Title: Attorney-in-fact

*  Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated February 4, 2005, by and on behalf of William H. Gates III, filed as Exhibit 99.3 to Cascade Investment, L.L.C.’s Amendment No. 5 to Schedule 13G with respect to Canadian National Railway Company on February 11, 2005, SEC File No. 005-48661, and incorporated by reference herein.

EXHIBIT A

Following is a list of each executive officer, director or person controlling Cascade setting forth the business address and present principal employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. The persons named below are citizens of the United States of America.

Principal Employment and
Name	Position with Cascade	Business Address

Michael Larson	Business Manager	Business Manager Cascade Investment, L.L.C. 2365 Carillon Point Kirkland, WA 98033

William H. Gates III	Member	Chairman of the Board Microsoft Corporation One Microsoft Way Redmond, WA 98052